Exhibit 99.1

Intelligent Living Application Group Inc. Announces

First Half 2025 Unaudited Financial Results

Hong Kong, December 22, 2025 (PR Newswire) — Intelligent Living Application Group Inc. (Nasdaq: ILAG) (the “Company” or “Intelligent Living”), a premium lockset manufacturer and distributor headquartered in Hong Kong, today announced its unaudited financial results for the six months ended June 30, 2025.

First Half 2025 Financial Highlights

●	Revenues were $2,305,265, a decrease of 48.5% from $4,473,031 for the six months ended June 30, 2024.

●	Gross profit was $246,038, a decrease of 65.0% from $702,184 for the six months ended June 30, 2024.

●	Net loss was $5,330,267, an increase of 137.0% from $2,249,307 for the six months ended June 30, 2024.

●	Loss per basic and fully diluted share was $0.27 compared to loss per basic and fully diluted share of $0.12 for the six months ended June 30, 2024.

Mr. Bong Lau, Chairman and Chief Executive Officer of Intelligent Living, commented, “Facing heavy and non-directional U.S. tariff increase and slowdown in U.S. real estate market in 2025, our revenue for the first half of 2025 compared to the same period of last year decreased about 48.5%. We are striving to optimize our product mix and source of origin composition to improve our performance. Our formal release of smart locks has to be suspended and postponed for the cost saving reasons due to same impact on revenue.”

“Our mission is to make life safer and smarter by designing and producing affordable, high-quality locksets and smart security systems. With our automated product lines and new craftsmanship in manufacturing locksets, we continue to provide our principal market of the US with a large variety of products with different functions, designs and colors. Although our sector has experienced lower-cost entrants, we believe the high quality of our products and our brand recognition over our 40-year history serving the U.S. market well position us to survive in the current down-turn and generate potential future growth” Mr. Lau concluded.

Financial Results For The Six Months Ended June 30, 2025 and 2024

	2025	2024	Change	Change
	USD	USD	USD	%
	(Unaudited)	(Unaudited)
Selected Consolidated Statements of Operations Data:
REVENUES	$2,305,265	$4,473,031	$(2,167,766)	(48.5)%
COST OF GOODS SOLD	(1,853,878)	(3,604,880)	1,751,002	(48.6)%
COST OF GOODS SOLD - IDLE CAPACITY	(205,349)	(165,967)	(39,382)	23.7%
GROSS PROFIT	246,038	702,184	(456,146)	(65.0)%
SELLING AND MARKETING EXPENSES	(186,784)	(587,243)	400,459	(68.2)%
GENERAL AND ADMINISTRATIVE EXPENSES	(5,424,955)	(1,781,623)	(3,643,332)	204.5%
RESEARCH AND DEVELOPMENT EXPENSES	-	(648,413)	648,413	-%
FINANCE COSTS	(23,283)	(15,732)	(7,551)	48.0%
LOSS FROM OPERATIONS	(5,388,984)	(2,330,827)	(3,058,157)	131.2%
TOTAL OTHER INCOME, NET	70,465	136,156	(65,691)	(48.2)%
LOSS BEFORE PROVISION FOR INCOME TAXES	(5,318,519)	(2,194,671)	(3,123,848)	142.3%
PROVISION FOR INCOME TAXES	(11,748)	(54,636)	42,888	(78.5)%
NET LOSS	$(5,330,267)	$(2,249,307)	$(3,080,960)	137.0%
LOSS PER SHARE - BASIC AND DILUTED	$(0.27)	$(0.12)	$(0.14)	114.3%

Revenues

Revenues from sales of door locksets were $2,305,265 for the six months ended June 30, 2025, a decrease of $2,167,766, or 48.5% from $4,473,031 for the same period last year. The decrease was mainly due to a decrease in units sold for the six months ended June 30, 2025. Our total products sold were approximately 0.5 million units (including approximately 0.1 million units of spare parts) for the six months ended June 30, 2025 compared to 0.9 million units (including approximately 0.1 million units of spare parts) for the six months ended June 30, 2024.

Cost of Goods Sold

Cost of goods sold was $1,853,878 for the six months ended June 30, 2025 compared to $3,604,880 for the comparable period of 2024. Cost of goods sold was 80.4% and 80.6% of revenues for the six months ended June 30, 2025 and 2024, respectively.

Cost of goods sold includes raw materials (mainly copper, stainless steel, iron and zinc alloy), direct labor (including wages and social security contributions), manufacturing overhead (such as packing materials, direct rental expense and utilities) and taxes. As a small business with limited resources, we lack the ability to hedge our raw materials costs and we monitor raw material price trends to manage our production needs.

Cost of goods sold – idle capacity

Idle capacity consists of direct production costs in excess of charges allocated to the Company’s finished goods and work in process. Such costs are primarily depreciation of the Company’s electroplating equipment that cannot be attributable to the production. Idle capacity expenses were $205,349 and $165,967 for the six months ended June 30, 2025 and 2024, respectively.

Gross Profit

Gross profit was $246,038 for the six months ended June 30, 2025, a decrease of $456,146, or 65.0% from $702,184 for the same period of 2024. Profit margin was 10.7% for the six months ended June 30, 2025, a decrease from 15.7% for the comparable period of 2024 as a result of a decline in average selling price, driven by competitive pricing pressures and heavy and non-directional tariff increases imposed by the U.S. for the six months ended June 30, 2025.

We believe we can enhance our profit margin as we (i) negotiate for volume rebates that would reduce our cost of raw materials, and (ii) optimize our product mix to focus our marketing efforts on our higher margin products.

Selling and Marketing Expenses

Selling and marketing expenses were $186,784 for the six months ended June 30, 2025, a decrease of $400,459, or 68.2% compared to $587,243 for the comparable period of 2024. The decrease during the six months ended June 30, 2025 compared to the same period of 2024 was due mainly to decrease in marketing research in Thailand and Southern East Asia market which we conducted to diversify our production bases and selling markets to reduce the negative impact by the U.S. tariffs.

General and Administrative Expenses

General and administrative expenses were $5,424,955 for the six months ended June 30, 2025, an increase of $3,643,332 or 204.5% compared to $1,781,623 for the comparable period in 2024. This increase was mainly due to $1,390,251 of ordinary shares issuance for equity compensation plan to officers and employees of the Company under the Company’s 2022 Omnibus Equity Plan, and $1,943,297 of Series A Preferred Shares to Mr. Bong Lau, the Chief Executive Officer and Chairman of the Board.

Research and Development Expenses

Research and Development Expenses were nil and $648,413 for the six months ended June 30, 2025 and 2024. This decrease was mainly due to the suspension of further development on smart locks, the Internet of Things (IoT) applications, certain spending for AI robotic production due to impact from the US tariff increases in 2025 and slowdown in US real estate market.

Finance Costs

Finance costs were $23,283 for the six months ended June 30, 2025, an increase of $7,551 or 48.0% from $15,732 for the same period in 2024. The increase was mainly due to an increase in interest from bank borrowing during the six months ended June 30, 2025. During the six months ended 2025 and 2024, interest expense for bank borrowings was $17,257 and $8,707, respectively.

Provision for Income Taxes

Provision for income tax was $11,748 for the six months ended June 30, 2025, a decrease of $42,888 or 78.5% from $54,636 for the same period in 2024.

Our PRC entity in 2025 and 2024 was subject to the statutory PRC enterprise income tax rate of 25.0%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%.

Net Loss

Net loss was $5,330,267 for the six months ended June 30, 2025, an increase of $3,080,960 or 137.0% from net loss of $2,249,307 for the same period in 2024.

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We conduct our operations through our subsidiaries in Hong Kong and China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Xingfa Hardware Products Co. Ltd. (“Xingfa”), an indirectly wholly-owned subsidiary of the Company in China, is permitted to pay dividends in accordance with PRC accounting standards and regulations. Under PRC law, Xingfa is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Additionally, Xingfa may allocate a portion of its after-tax profits based on PRC accounting standards to its enterprise expansion fund and staff bonus and welfare funds, at its discretion. Xingfa may also allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior State Administration of Foreign Exchange of China (“SAFE”) approval as long as certain routine procedural requirements are fulfilled. However, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.

Our cost structure is relatively fixed and our working capital requirements are influenced by our order backlog. We need operating funds to pay for raw materials, maintain an appropriate level of work-in-process inventory, and keep the production facility open. To support our working capital needs, we maintain credit facilities with the Bank of China (Hong Kong) Limited of approximately $897,000 since 2021, and with Dongguan Rural Commercial Bank Co., Ltd of approximately $698,000 since 2025, which are guaranteed by our directors and their personal properties.

Our working capital was $6,265,691 and $7,395,318 as of June 30, 2025 and December 31, 2024. Our cash and cash equivalents were $793,969 and $1,280,911 as of June 30, 2025 and December 31, 2024, respectively. While our business was negatively impacted by the changes in U.S. tariffs in 2025, as well as high interest rates, COVID-19 and tariffs in 2023, 2022 and 2021, we believe we are able to obtain sufficient operating funds from our existing shareholders, potential investors or extend Hong Kong government guaranteed low interest bank borrowing to operate our business.

We believe our current working capital is sufficient to support our operations for the next 12 months. We may, however, need additional cash in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine our cash requirements exceed the cash, cash equivalents and restricted cash we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. In the event that the Company requires additional funding to finance its operations, the Company’s major shareholders have indicated their intent and ability to provide such financial support. In addition, the management is actively seeking investment from potential investors through investment banks to seek equity financing to raise our cash available for operations and for quick reaction to potential improved market condition. The issuance and sale of additional equity would result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

The following summarizes the key components of our cash flows for the six months ended June 30, 2025 and 2024:

Operating Activities

Net cash used in operating activities was $1,739,617 for the six months ended June 30, 2025 and was mainly attributable to (i) the net loss of $5,330,267, (ii) an increase in accounts receivable of $44,671, (iii) an increase in inventory of $21,176, (iv) a decrease in account payable of $222,276, (v) a decrease in other payables and accruals of $100,830 and (vi) a decrease in taxes payable of $14,656; and being offset by (i) a decrease in prepayments of $166,673, (ii) a decrease in deposits of $764, (iii) a decrease in other receivables of $71,164, (iv) an increase in advance from customers of $28,068, and (v) non-cash item of $394,042 of depreciation and amortization and $3,333,548 of shares issued for equity compensation plan.

Net cash used in operating activities was $2,044,513 for the six months ended June 30, 2024 and was mainly attributable to (i) the net loss of $2,249,307, (ii) a decrease in accounts receivable of $862,638, (iii) a decrease in deposits of $104, (iv) an increase in account payable of $5,789, (v) an increase in advance from customers of $6,895; and being offset by (i) an increase in inventory of $37,446, (ii) an increase in prepayments of $748,851, (iii) an increase in other receivables of $7,015, (iv) a decrease in other payables and accruals of $268,594, (v) a decrease in taxes payable of $6,644, and (vi) non-cash item of $397,918 of depreciation and amortization.

Investing Activities

Net cash used by investing activities was $20,439 for the six months ended June 30, 2025. The change was primarily attributable to reduced purchase of property and equipment.

Net cash used by investing activities was $34,507 for the six months ended June 30, 2024. The change was primarily attributable to reduced purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was $1,272,969 for the six months ended June 30, 2025 and was primarily attributable to (i) proceeds of $422,000 from ordinary shares issued in equity financing, and (ii) net proceeds of $850,969 of bank borrowings.

Net cash used in financing activities was $87,578 for the six months ended June 30, 2024 and was primarily attributable to repayments of bank borrowings.

Capital Expenditures

We had capital expenditures of $20,439 and $34,507 for the six months ended June 30, 2025 and 2024, respectively. Our capital expenditures were mainly for the purchases of production equipment. We intend to fund our future capital expenditures with lease and other financings. We will continue to make capital expenditures as appropriate to support the growth of our business.

Recent development

On August 5, 2025, the Board of Directors (the “Board”) of the Company, pursuant to the Articles of Association of the Company, designated 10,000,000 Preferred Shares of the Company as series B preferred shares of the Company, par value US$0.0001 each (“Series B Preferred Shares” or the “Subject Shares”) and every holder of the Subject Shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have fifty (50) votes for every fully paid Subject Share at any general meeting.

On August 5, 2025, the Company entered into an Employment Agreement with Mr. Bong Lau, the Chief Executive Officer of the Company. The Agreement provides that Mr. Bong Lau will receive compensation in the amount of $204,000 per year, payable monthly and 10,000,000 Series B Preferred Shares for his services to the Company. The term of the Employment Agreement is for five years. The compensation to Mr. Bong Lau was approved by the Compensation Committee of the Board and the Board on August 5, 2025.

The Company held two extraordinary general meetings of the Company at 10:00 a.m. and 10:30am on December 15, 2025, local time, respectively, at Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong (the “Meetings”). At the Meetings, shareholders of the Company approved:

(i)	to effect a share consolidation/reverse stock split of all the issued and outstanding and authorized and unissued ordinary shares (the “Ordinary Shares”) and preferred shares including Series A and Series B preferred shares (the “Preferred Shares”) of the Company be consolidated with a corresponding increase in the par value of the Company’s Ordinary Shares and Preferred Shares, at any one time or multiple times during a period of up to one year after the date of the approval of the authorization of share consolidations by the shareholders of the Company, at the exact consolidation ratio and effective time as the Board of Directors of the Company (the “Board”) may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 1:200 (the “Range”), to be determined by the Company’s Board in its sole discretion (the “Share Consolidation”); and

(ii)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, the directors be and are authorised to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalising all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares and Preferred Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares and Preferred Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Fractional Share Arrangement”); and

(iii)	the authorised share capital of the Company be and is increased from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (a) 450,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (b) 50,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles of Association of the Company (the “Articles”) to US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (c) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (d) 500,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles by the creation of an additional 4,050,000,000 ordinary Shares of a nominal or par value of US$ 0.0001 each, and 450,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles each in the capital of the Company, which shares shall rank pari passu in all respects with the existing authorised and issued shares of the same class in the share capital of the Company; and

(iv)	clause 8 of the Company’s memorandum of association be and is deleted in its entirety and replaced with the following new clause 8: The share capital of the Company is US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 500,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

About Intelligent Living Application Group Inc.

Intelligent Living Application Group Inc. is a premium lockset manufacturer and distributor headquartered in Hong Kong. Intelligent Living manufactures and sells high quality mechanical locksets to customers mainly in the United States and Canada and has continued to diversify and refine its product offerings in the past 40 years to meet its customers’ needs. Intelligent Living obtained the ISO9001 quality assurance certificate and various accredited quality and safety certificates including American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Intelligent Living keeps investing in self-designed automated product lines, new craftsmanship and developing new products including smart locks. For more information, visit the Company’s website at http://www.i-l-a-g.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Intelligent Living Application Group Inc.

Phone: +852 2481 7938

Email: info@i-l-a-g.com

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	June 30, 2024	December 31, 2024
	USD	USD
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$793,969	$1,280,911
Accounts receivable	213,555	139,214
Inventories	5,056,205	5,034,938
Prepayments	2,040,702	2,207,593
Other receivables	76,985	152,770
Total current assets	8,181,416	8,815,426

NON-CURRENT ASSETS
Deposits	72,174	72,938
Property and equipment, net	4,562,186	4,925,517
Right-of-use assets, net	464,126	626,340
Total non-current assets	5,098,486	5,624,795

Total assets	$13,279,902	$14,440,221

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings - current	$1,068,509	$170,726
Accounts payable	41,557	251,060
Advance from customers	28,079	11
Other payables and accruals	393,539	488,368
Taxes payable	2,236	16,892
Operating lease liabilities - current	381,805	493,051
Total current liabilities	1,915,725	1,420,108

NON-CURRENT LIABILITIES
Bank borrowings	201,943	248,758
Operating lease liabilities	82,321	133,289
Total non-current liabilities	284,264	382,047

Total liabilities	2,199,990	1,802,155

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Preferred shares, par value $0.0001 per share; 50,000,000 shares authorized; 2,000,000 and nil share issued and outstanding as of June 30, 2025 and December 31, 2024	200	—
Ordinary shares, par value $0.0001 per share; 450,000,000 shares authorized; 20,769,483 and 18,060,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024	2,077	1,806
Additional paid-in capital	27,559,627	23,804,550
Accumulated deficit	(16,163,963)	(10,833,696)
Accumulated other comprehensive loss	(318,029)	(334,594)
Total shareholders’ equity	11,079,912	12,638,066

Total liabilities and shareholders’ equity	$132,799,012	$14,440,221

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2025	2024
	USD	USD
	(Unaudited)	(Unaudited)
REVENUES	$2,305,265	$4,473,031
COST OF GOODS SOLD	(1,853,878)	(3,604,880)
COST OF GOODS SOLD - IDLE CAPACITY	(205,349)	(165,967)
GROSS PROFIT	246,038	702,184

SELLING AND MARKETING EXPENSES	(186,784)	(587,243)
GENERAL AND ADMINISTRATIVE EXPENSES	(5,424,955)	(1,781,623)
RESEARCH AND DEVELOPMENT EXPENSES	—	(648,413)
FINANCE COSTS	(23,283)	(15,732)

LOSS FROM OPERATIONS	(5,388,984)	(2,330,827)

OTHER INCOME (EXPENSES)
Interest income	6,369	54,856
Foreign exchange gain	149	2,053
Other income	63,947	79,247
Total other income, net	70,465	136,156

LOSS BEFORE PROVISION FOR INCOME TAXES	(5,318,519)	(2,194,671)

PROVISION FOR INCOME TAXES	(11,748)	(54,636)

NET LOSS	$(5,330,267)	$(2,249,307)

COMPREHENSIVE LOSS
Net loss	$(5,330,267)	$(2,249,307)
Foreign currency translation adjustments	16,565	(1,884)

COMPREHENSIVE LOSS	$(5,313,702)	$(2,251,191)

Weighted average number of ordinary shares outstanding
Basic and diluted	19,967,313	18,060,000

LOSS PER SHARE - BASIC AND DILUTED	$(0.27)	$(0.12)

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Six Months Ended June 30, 2025

	Preferred shares		Common Stock		Additional		Accumulated Other
	Number of Shares	Par Value	Number of Shares*	Par Value	Paid-in Capital	Accumulated (Deficit)	Comprehensive (Loss)	Total
		USD		USD	USD	USD	USD	USD
BALANCE, December 31, 2024	-	$-	18,060,000	$1,806	$23,804,550	$(10,833,696)	$(334,594)	$12,638,066

Shares issued for equity compensation plan	-	-	1,675,000	168	1,390,083	-	-	1,390,251
Preferred shares issued	2,000,000	200	-	-	1,943,097	-	-	1,943,297
Shares issued on financing	-	-	1,034,483	103	421.897	-	-	422,000
Net loss	-	-	-	-	-	(5,330,267)	-	(5,330,267)
Foreign currency translation adjustment	-	-	-	-	-	-	16,565	16,565

BALANCE, June 30, 2024 - unaudited	2,000,000	$200	20,769,483	$2,077	$27,559,627	$(16,163,963)	$(318,029)	$11,079,912

For the Six Months Ended June 30, 2024

	Preferred shares		Common Stock		Additional		Accumulated Other
	Number of Shares	Par Value	Number of Shares*	Par Value	Paid-in Capital	Accumulated (Deficit)	Comprehensive (Loss)	Total
		USD		USD	USD	USD	USD	USD
BALANCE, December 31, 2023	-	$-	18,060,000	$1,806	$23,804,550	$(7,143,409)	$(260,554)	$16,402,393

Net loss	-	-	-	-	-	(2,249,307)	-	(2,249,307)
Foreign currency translation adjustment	-	-	-	-	-	-	(1,884)	(1,884)

BALANCE, June 30, 2024 - unaudited	-	$-	18,060,000	$1,806	$23,804,550	$(9,392,716)	$(262,438)	$14,151,202

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2024
	USD	USD
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,330,267)	$(2,249,307)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	394,042	397,918
Shares issued for equity compensation plan	3,333,548	-
Change in operating assets and liabilities
Accounts receivable	(44,671)	862,638
Inventories	(21,176)	(37,446)
Prepayments	166,673	(748,851)
Deposits	764	104
Other receivables	71,164	(7,015)
Accounts payable	222,276	5,789
Advance from customers	28,068	6,895
Other payables and accruals	(100,830)	(268,594)
Taxes payable	(14,656)	(6,644)
Net cash used in operating activities	(1,739,617)	(2,044,513)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(20,439)	(34,507)
Net cash used in investing activities	(20,439)	(34,507)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shares issued on financing	422,000	—
Proceeds from (repayments of) bank borrowings	850,969	(87,578)
Net cash provided by (used in) financing activities	1,272,969	(87,578)

EFFECT OF EXCHANGE RATE ON CASH	145	(1,003)

NET DECREASE IN CASH	(486,942)	(2,167,601)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,280,911	4,483,730

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$793,969	$2,316,129

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$17,257	$8,707
Cash paid for income taxes	$54,608	$55,214